NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to section 4.9 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1 Names of the parties to the transaction:

EMX Royalty Corporation ("EMX")

Elemental Royalty Corporation (formerly Elemental Altus
Royalties Corp.) ("Elemental")

1554829 B.C. Ltd. (now amalgamated with EMX)

Item 2 Description of the transaction:

On November 13, 2025, EMX completed a court approved statutory plan of arrangement (the "Arrangement") pursuant to the Business Corporations Act (British Columbia), whereby, among other things, EMX and a wholly-owned subsidiary of Elemental, 1554829 B.C. Ltd., amalgamated such that Elemental acquired, though such amalgamation, all of the issued and outstanding EMX Shares. Former shareholders of EMX received 0.2822 common shares of Elemental for each EMX Share held.

Item 3 Effective date of the transaction:

November 13, 2025.

Item 4 Name of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

EMX has submitted an application under applicable Canadian securities laws to cease to be a reporting issuer (or equivalent thereof) in the Canadian jurisdictions in which it is a reporting issuer.

Item 5 Date of reporting issuer's first financial year-end subsequent to the transaction

Not applicable.

Item 6 Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer's first financial year subsequent to the transaction

Not applicable.

Item 7 Documents filed under this Instrument that described the transaction and where those documents can be found in electronic format

Further details can be found in the management information circular in connection with the Arrangement dated September 29, 2025, the arrangement agreement among EMX, Elemental and 1554829 B.C. Ltd. dated September 4, 2025 and news releases in connection therewith filed under the SEDAR+ profile of EMX Royalty Corporation at www.sedarplus.ca.

Dated November 14, 2025.